Exhibit 2.01

Reporting Entity Name:	ALLETE INC
Currency Used to Make Payments:	USD
Fiscal Year:	1/1/2023 - 12/31/2023
Business Segment:	Corporate and Other
Country	Payee Name	Project Name	Resource Subject to Commercial Development	Method of Extraction	Major Subnational Political Jurisdiction of the Project	Taxes	Royalties	Fees	Total Amount Paid
United States of America	Office of Natural Resources	Center Mine	Coal (Lignite)	Open Pit	North Dakota	—	$502,342	$1,920	$504,262
United States of America	Office of Surface Mining	Center Mine	Coal (Lignite)	Open Pit	North Dakota	$229,237	—	—	229,237
Total Center Mine Project Payments						$229,237	$502,342	$1,920	$733,499